UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    ☒  Form 20-F    ☐  Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Public Notice for Convocation of the 2023 Annual General Meeting of DoubleDown Interactive Co., Ltd.

On March 2, 2023, the Board of Directors of DoubleDown Interactive Co., Ltd. (the “Company”) approved and ratified to convene the 15th Annual General Meeting of Shareholders (the “AGM”) of the Company as set forth below:

1.	Date & Time: March 29, 2023, 11:00 a.m. (Korea Standard Time) / March 28, 2023, 9:00 p.m. (Eastern Time, US)

2.

Who Can Attend: Holders of the Company’s common shares as of December 31, 2022 (the “Record Date”). Holders of American Depositary Shares (“ADSs”), each representing 0.05 share of a common share, may not attend in person or vote at the AGM. Instead, holders of record of ADSs as of the Record Date shall instruct Citibank, N.A., the depositary of the ADSs (the “Depositary”), as to how to vote the common shares represented by the ADSs. Any ADS holder that wishes to attend the AGM or vote directly must cancel their ADSs in exchange for common shares and shall make arrangements to deliver their ADSs to the Depositary for cancellation with sufficient time to allow for the delivery and exchange of their ADSs for the underlying common shares before the Record Date.

3.	Venue: Meeting room, 152 Teheran-Ro, 13th floor, Gangnam-gu, Seoul.

4.	Methods of Attending: Holders of the ADSs should send the Depositary their voting instructions using the ADS voting card as separately instructed.

5.	Reports and Proposals to be presented and considered at the AGM:

a.	Reports: audit report, business report, report on the operating status of the internal accounting management system

b.	Proposals

1.	Proposal No. 1: Approval of the 15th financial statements for the fiscal year ended December 31, 2022

2.	Proposal No. 2 (Shareholder Proposal): Approval of the declaration of a cash dividend in the aggregate amount of $50,000,000 as proposed by STIC Special Situation Diamond Limited

3.	Proposal No. 3: Approval of the amendment to the Company’s Articles of Incorporation

4.	Proposal No. 4: Election of independent directors

•	Election of Yanghoon Cho as an independent director

•	Election of Jaesung Chung as an independent director

5.	Proposal No. 5: Approval of the remuneration limit for independent directors and executive officers

6.

Proposal No. 6: Ratification of the appointment of Samil PricewaterhouseCoopers as the independent registered public accounting firm of the Company for the fiscal years ending December 31, 2023, December 31, 2024, and December 31, 2025

6.	Proposal Details

Proposal No. 2 (Shareholder Proposal): To approve the declaration of a cash dividend in the aggregate amount of $50,000,000 as proposed by STIC Special Situation Diamond Limited

Proposal No. 3: To approve the amendment to Chapter I, Article 2 of the Company’s Articles of Incorporation as follows:

Before	After	Note
Chapter 1 General Provisions	Chapter 1 General Provisions

Article 2 (Purposes) The purpose of the Company is to engage in the following business activities: elision 20. Other activities incidental to each of the aforementioned business

Article 2 (Purposes)

The purpose of the Company is to engage in the following business activities:

elision

20. i-Gaming related software development and supply business;

21. Blockchain-related business and R&D business;

22. Development and supply of virtual reality (VR) and augmented reality (AR) related products and services; and

23. Other activities incidental to each of the aforementioned business

Addition of business purposes under Chapter I, Article 2 of the Company’s Articles of Incorporation due to addition of new businesses of the Company

Supplementary Provisions	Supplementary Provisions

<New article>	Addendum <Mar 29, 2023> Article 1 (Effective Date) These Articles of Incorporation shall be effective on March 29, 2023, the date approved by the shareholders at an annual general meeting of shareholders	Establishment of supplementary provisions to indicate the effective date

Proposal No. 4: Election of independent directors (whose current terms will expire in May 2023) for a 3-year term expiring in May 2026

Name	Date of Birth	Term	New Appointment	Professional Experience	Other positions Held (Institution Name and Title)

Yanghoon Cho	December 20, 1967	5/20/2023 – 5/20/2026	No	• Vice President, GiantChemical Co., Ltd. • Partner, Jungjinserim Accounting Firm • M&A Advisor, Korea Investment & Securities Co., Ltd. • Certified Public Accountant, Samil PricewaterhouseCoopers	• Vice President, GiantChemical Co., Ltd.

Jaesung Chung	January 17, 1959	5/20/2023 – 5/20/2026	No

•   Chief Executive Officer, NTT Korea Co., Ltd.

•   Chief Executive Officer, Dimension Data Korea

•   General Manager, IBM Korea Software Group

•   Vice President, Sun Microsystems, Inc.

•   Branch Manager, Parametric Technology

• Chief Executive Officer, NTT Korea Co., Ltd.

Proposal No. 5: To approve the continuance of the aggregate remuneration limit for independent directors and executive officers at 5 billion won for the fiscal year ending December 31, 2023.

Title	2022	2023
Independent Directors and Executive Officers’ remuneration limit	5 billion won	5 billion won

Proposal No. 6: To ratify the appointment of Samil PricewaterhouseCoopers as the independent registered public accounting firm of the Company for the fiscal years ending December 31, 2023, December 31, 2024, and December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DoubleDown Interactive Co., Ltd.

Date: March 2, 2023	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer